Exhibit 10.1

LOGISTICS SERVICES AGREEMENT

This Logistics Services Agreement is made and entered into as of March 4, 2005 by and between Pacer Global Logistics, Inc., an Ohio corporation (“PGL”), and Del Monte Corporation, a Delaware corporation (“DM”).

WHEREAS, DM is a manufacturer and purchaser of consumer food products and requires that such products be transported from various shipment points to various points of destination, and wishes to retain the Supply Chain Services Division of PGL for the purpose of providing comprehensive logistics services for such shipments as provided herein; and

WHEREAS, PGL, through its Supply Chain Service Division, and DLM Foods, LLC, a predecessor entity of DM, executed a Supply Chain Services Agreement commencing the 26th day of September, 2002 (the “Original Agreement”);

WHEREAS, PGL, through its Supply Chain Service Division, has been providing dispatching, freight payment, freight claim processing, boxcar tracing, system order look up processes and transportation operations support for DM under the Original Agreement since September 26, 2002;

WHEREAS, PGL and DM wish to expand the scope of the services rendered by PGL and change the prices and amounts charged by PGL as described herein and to establish savings and gain sharing targets; and

WHEREAS, PGL and DM wish to enter into this Agreement to reflect the changed services, pricing, savings and gain sharing methodologies as set forth herein and to supersede the Original Agreement;

NOW THEREFORE, in consideration of the mutual agreements, covenants and promises contained in this Agreement, the parties, intending to be bound legally, agree as follows:

1.	TERM AND TERMINATION: This Agreement shall commence on March 4, 2005 (the “Commencement Date”) and, subject to the terms and conditions set forth herein, shall continue until April 30, 2008. The parties’ obligations during the Implementation Period (as defined below) are set forth in Section 6. This agreement shall automatically renew for a two (2) year term at the end of the then current term unless either party provides written notice of non-renewal prior to the end of the term, by giving the other party at least one hundred eighty (180) days’ advance written notice.

The foregoing provisions notwithstanding, either party may terminate this Agreement for “cause” upon giving the other party at least sixty (60) days’ prior written notice of the termination (or such longer period as the parties shall mutually agree, not to exceed one hundred eighty (180) days), which notice shall state the “cause” upon which the termination is based, as well as the effective date of the termination. For purposes of this Agreement, the term “cause” shall mean a material failure in performing one or more responsibilities described in this Agreement which continues, without correction for a period of at least thirty

(30) days (or if such failure would reasonably require a longer period of time to cure, such longer period, not to exceed sixty (60) days) following the receipt by the alleged failing party of written notice of the failure. “Cause” shall also include the filing of a petition in bankruptcy or the insolvency or inability of a party to pay its debts as they become due. In addition, DM may terminate this Agreement pursuant to Section 8 and Appendix E.

During any notice period before termination, the Benchmark Rates (as defined below) shall continue to apply and each party will continue to perform its respective responsibilities through the effective date of termination, and will use good faith to transition the services provided by PGL to DM or any party designated by DM in a commercially reasonable manner. Upon termination of this Agreement for any reason, each party shall complete its performance and fulfill all obligations which accrued prior to the date of termination, including DM’s obligation to pay the Management Fee (as defined in Section 4(a)), linehaul and other charges and other amounts due to PGL; and PGL’s obligation to provide reporting on transactions through the termination date (even if the reports must be issued subsequent to the termination effective date), to continue to track and handle shipments shipped before termination and delivered after the termination date and to engage in any final quarterly reconciliation of savings and charges. All unresolved cargo claims will be returned to DM for further handling. After notice of termination is delivered, upon DM’s request, PGL will provide to DM shipment data, carrier rate files, Carrier contracts (if permitted by the contract’s terms and such contract does not contain any confidential information of any other PGL customer), freight claim files and other information reasonably requested by DM in a mutually acceptable hard copy or electronic format. DM will comply with all confidentiality restrictions and licensing requirements imposed on data and any software necessary to access and use the information provided by PGL.

After the effective date of termination of this Agreement, if requested by DM and agreed to by PGL, PGL will continue to perform the Services (as defined in Section 2, below) for a reasonable continuing transition period subject to, unless otherwise mutually agreed by the parties, DM’s payment of the Management Fee in effect on the date of termination, payment of carrier transportation at the linehaul rates, accessorial charges and other amounts actually charged by the Carriers and the other fees and charges then in effect hereunder on the date of termination, but without any obligations under Appendices B, C or E, or with respect to honoring the Benchmark Rates (as defined below) or gain sharing.

2.	DEFINITIONS: For purposes of this Agreement, the following terms shall be defined as follows:

a)	“Baseline Period” means the period from May 1 to October 31, 2004 and refers to the volumes, lead-times, modal allocation, origin/destinations and other statistics set forth in Appendix D.

b)	“Benchmark Rates” mean the linehaul rates set forth in Appendices B1 to B5 in the column labeled “Benchmark Rates”.

c)	A “boxcar” shipment means a shipment moved exclusively by rail transportation in a rail boxcar.

d)	“Business Day” means, as to any location, any day that is not a Saturday, a Sunday or a day on which banking institutions in such location are authorized or required to be closed.

e)	“CPU” means customer pick-up order method of transit (MOT) sent by DM. This order is received from DM with a method of transit of (H) in the 940-order file. The customer will be responsible for all aspects of the transportation for this load from the origin of pick up to the destination.

f)	“NON-CPU” means any other shipments received by DM with a mode of transit different from H in the 940-order file.

g)	“Carrier” means a motor carrier (whether providing drayage or truckload transportation), ocean carrier, non-vessel operating common carrier, ocean transportation intermediary, rail carrier, transportation broker or rail transportation provider (such as CSX Intermodal, Inc. or Pacer Stacktrain and other PGL affiliated operations) that actually provides or arranges for the provision of transportation at the request of the Supply Chain Services Division of PGL.

h)	A “Fiscal Quarter” means three-month periods corresponding to the fiscal quarter established by DM for its financial reporting processes.

i)	“Fiscal Year” means the fiscal year established by DM for its financial reporting processes.

j)	“Force Majeure Condition” means fire or explosions; acts of God, including floods, hurricanes, tornadoes, earthquakes, unusually severe weather, and natural disasters; labor disturbances affecting Carriers, ports, terminals or other elements of the transportation networks or creating a reasonable concern regarding driver safety; war, insurrection, terrorism or riots; acts of the public enemy; acts of governmental authority; embargo; epidemics; quarantine restrictions; a declaration of force majeure by a Carrier providing services pursuant to this Agreement, where there is no reasonable alternative Carrier to perform such services; or similar event or condition beyond the reasonable control of a party hereto. In the event either party disagrees as to the existence of a Force Majeure Condition in accordance with the terms set forth herein, the parties shall have such issue resolved by reference to an independent arbitrator mutually agreed by the parties (or appointed by the American Arbitration Association upon the application of either party if the parties are unable to agree to an arbitrator within five (5) Business Days of the request for arbitration by either party). Such proceeding shall be an expedited proceeding dealing solely with the existence of a Force Majeure Condition, and the arbitrator shall be directed to issue its judgment within no more than ten (10) Business Days.

k)	The “Implementation Period” means the start-up transition period after the Commencement Date described in Section 6.

l)	An “intermodal” shipment means a shipment that moves as COFC/TOFC (container on flat car or trailer on flat car) on the rail network and has prior and subsequent moves using drayage motor transportation.

m)	A “less than truckload” or “LTL” shipment means a shipment that is not a full truckload and is transported by less-than-truckload motor carriers.

n)	An “ocean” shipment means a shipment transported over the ocean by vessel, including any drayage or other land movement connected therewith.

o)	An “Operational Day” means, as to any location, any day that DM receives or ships product, which may be seven (7) days per week.

p)	“PGL” refers to the Supply Chain Services Division of Pacer Global Logistics, Inc.

q)	The “Services” mean the comprehensive logistics services provided by PGL hereunder and described in Section 3 and Appendix A.

r)	A “Transaction” means any order or number of orders by DM for the shipment of goods from a stated origin to a stated destination in a single trailer, container or boxcar and any consequential or related activities associated therewith such as accessorial charges, fuel surcharges, etc.

s)	A “truckload” shipment means a shipment that moves as a truckload exclusively by motor transportation.

Other terms shall have the meaning given to them in the text hereof.

3.	SCOPE OF SERVICES: During the term of this Agreement and based on orders submitted by DM, PGL shall perform comprehensive logistics services on behalf of DM in connection with the shipment of goods from various origins to various destinations, including, but not limited to:

a)	The transportation of finished product from DM or DM co-packer locations to DM distribution centers, customers and others;

b)	The transportation of materials, supplies and finished product between the United States, Asia, American Samoa (freight payment only), South America, and other locations by vessel Carrier and related services;

c)	Carrier management;

d)	Accessorial management and reporting;

e)	Freight payment and reporting for all transportation modes (Freight Payment services will not be provided for shipments transported by private fleet or by facility-controlled shuttles);

f)	Shipment tracking and communication;

g)	Freight dispatch services (except boxcar shipments, ocean carrier import shipments and facility-controlled shuttle shipments, which shall continue to be dispatched by DM or its suppliers);

h)	Shipment optimization using various shipping modes, Carriers, routes and configurations;

i)	Provision of reports as described in Appendix A; and

j)	Tracking, asserting, collecting and otherwise resolving freight claims as more particularly described on Appendix A attached hereto (the “Services”).

4.	PAYMENTS: In consideration of PGL performing the Services, DM agrees to pay PGL the following:

a)	For the services performed by PGL, DM will pay the management fee (the “Management Fee”) and linehaul and accessorial fees and charges described in Appendix B (including

Appendices B1 through B5) attached to this Agreement, with such rates for linehaul charges being subject to the fuel surcharge and accessorial charges applicable to such mode of transportation set forth as Appendix B. For purposes of clarity, the Benchmark Rates set forth in Appendix B2 are guaranteed rates as provided herein, and DM shall pay no more for linehaul charges along the identified lanes even if PGL is subject to higher rates, except as otherwise provided herein.

b)	In addition, DM and PGL will participate in a gain sharing and savings arrangement as set forth in Appendix C attached to this Agreement.

c)	In the event DM requests that PGL provide services in addition to the Services, the parties shall amend an existing appendix or prepare a new appendix detailing such service(s), and DM shall pay such fees and charges set forth in such amended or new appendix.

d)	If DM disputes the validity of any portion of any invoice or charges, DM will timely pay PGL the undisputed portion and will notify PGL of the invoice dispute. PGL and DM will work diligently and in good faith to resolve any invoice dispute. Failure of DM to notify PGL of a disputed invoice or charge within one hundred eighty (180) days of the receipt of invoice shall be considered a waiver and release of such disputed amount, except to the extent that DM would not have reasonably been aware of an error in such invoice or amount, in which case the one hundred eighty (180) day time period shall commence running when DM should reasonably have been aware of such error. PGL and DM will work diligently and in good faith to resolve any invoice dispute.

e)	PGL will not assess any interest or late payment charges unless the invoice is not paid more than sixty (60) days after its due date, in which case DM will pay interest on such unpaid balances at the prime rate (established by Bank of America, N.A.) plus 2% (annual rate) from the due date until the invoice is paid in full.

f)	Except as otherwise set forth herein, neither DM nor PGL will have the right to set off claims for loss, damage or delay, and claims for undercharge, overcharge or duplicate payment, against transportation or other charges owed to the other party.

g)	The linehaul rates in Appendix B2 and accessorial charges in Section E.2. of Appendix B are guaranteed by PGL to the extent provided in Appendix B. Other than as specifically set forth in this Agreement, including but not limited to all Appendices attached hereto, DM shall not be subject to any additional charges for the Services.

h)	The rates set forth in Appendix B may be adjusted as provided in Appendix B.

i)	Provided that DM continues to pay PGL on a timely basis for amounts due under Appendix B, PGL will (a) pay all Carriers providing transportation and transportation-related services for the benefit of DM on a timely basis and for amounts properly due under the applicable agreement with such Carrier and (b) indemnify, defend and hold DM harmless from claims asserted by any Carrier that it has not been paid in full or has been paid late. Pacer agrees to obtain the written agreement of each Carrier with which it enters into a direct agreement that such Carrier will look solely to PGL for payment for such services and will not seek payment from DM except with the permission of PGL, which permission shall not be given unless there has been failure of DM to pay PGL amounts due for Carrier services as provided hereunder.

j)	DM will reimburse PGL for its reasonable travel and other out-of-pocket expenses incurred to attend special meetings or projects as requested by DM (not including routine travel or travel to quarterly meetings).

5.	SAVINGS OBJECTIVE

a)	The parties shall assist one another at all times in carrying out their respective responsibilities under this Agreement with the objective of continually improving the efficiency and effectiveness of the Services.

b)	DM and PGL will participate in a gain sharing and savings arrangement as set forth in Appendix C.

6.	IMPLEMENTATION PERIOD:

a)	During the period from the Commencement Date until August 1, 2005 (the “Implementation Period”), the parties shall reasonably cooperate with each other to prepare for PGL to begin providing the Services. The milestones for the Implementation Period require joint efforts by DM and PGL and include the following tasks:

1.	Standard Operating Procedures: This milestone contemplates that PGL with DM’s active assistance will update existing standard operating procedures (“SOP”) and develop new SOPs for all new processes involved in providing the Services. The SOPs will outline the responsibilities and processes used by both PGL and DM.

2.	System Process Changes: DM and PGL will jointly identify any systems processes changes (such as additional EDI communications, including EDI communications with ES3) that the parties would like to implement consistent with mutually agreed upon industry standard EDI transaction sets. DM and PGL will jointly develop an implementation program with mutually agreed upon deadlines and cost allocation for implementing the system process changes.

3.	Carrier Contracts: DM will provide PGL with copies of all outstanding agreements with Carriers used during the Baseline Period that PGL does not currently have in its possession as of the Commencement Date. DM and PGL will evaluate all existing contracts with Carriers and determine which contracts to replace. PGL will then work with DM and the Carriers to enter into new direct agreements between PGL and the Carrier (expected to include contracts with truckload Carriers and may include intermodal marketing companies) or tri-party agreements between PGL, DM and the Carriers (expected to include the rail carriers for boxcar and intermodal shipments and ocean carrier agreements) and such other parties as mutually agreed by the parties. As part of this process, PGL will verify the insurance of each truckload Carrier and will enter the Carrier’s rates into its systems.

4.	Build PGL Team of Personnel: DM and PGL will work together under a mutually agreed to timeline to identify those existing DM personnel that may be appropriate to join PGL. PGL will interview identified personnel, make offers based on such interviews and other considerations and hire DM and other personnel subject to satisfactory reference checks, drug test results and other standard elements of PGL’s hiring processes.

b)	On May 1, 2005, PGL will begin performing the Services, and will arrange for transportation of ocean, boxcar, intermodal and LTL shipments as provided in Appendix A using the rates and charges established in accordance with Appendix B, including Appendices B1, B3, B4 and B5. Fifty nine (59) days after DM provides PGL with the award letter to truckload Carriers, PGL will begin honoring the Benchmark Rates for truckload transportation set forth in Appendix B2.

7.	EQUIPMENT AVAILABILITY:

a)	PGL shall provide or arrange for transportation equipment necessary or appropriate to perform the Services, subject to DM’s continuing to provide dispatch lead times at least equivalent to the Baseline Period dispatch lead times set forth on Appendix C. DM will seek to increase the amount of dispatch lead time it provides.

(b)	PGL shall specify in its contracts for truckload and LTL that all such carriers (i) provide equipment suitable for the transportation of food products for human or animal consumption; (ii) maintain equipment in good, safe and lawful operating condition; (iii) supply equipment that is sound, clean, odor-free, dry, leak proof and free of contamination or infestation; (iv) inspect all empty equipment before loading to determine whether it is in apparent good condition to protect the cargo being transported; (v) provide capable, well-trained and properly licensed drivers and operators for handling, transporting, and delivering DM goods; and (vi) take all reasonable precautions not to supply equipment for transportation that has been previously used to transport compressed household, municipal or commercial waste or any other type of waste material. PGL shall use reasonable efforts to include in its contracts for ocean, intermodal and rail transportation that such carriers (i) provide equipment suitable for the transportation of food products for human or animal consumption; (ii) maintain equipment in good, safe and lawful operating condition; (iii) supply equipment that is sound, clean, odor-free, dry, leak proof and free of contamination or infestation; (iv) inspect all empty equipment before loading to determine whether it is in apparent good condition to protect the cargo being transported; and (v) take reasonable precautions not to supply equipment for transportation that has been previously used to transport compressed household, municipal or commercial waste or any other type of waste material.

(c)	PGL and DM will comply with their agreed to standard operating procedures, including escalation processes, to respond to each situation when equipment is not available as requested.

(d)	Equipment availability will be monitored as part of the quarterly reporting process and will be a factor in satisfactory achievement of the KPI’s. If equipment availability becomes an ongoing issue, DM and PGL will discuss the reasons for the issue and develop an action plan to remedy it. DM and PGL will diligently perform those corrective actions assigned to it in an effort to resolve the problem. If equipment is consistently not available to transport DM products or raw materials in accordance with the terms of this Agreement and following good faith discussions with PGL to resolve the problem, DM shall have the right to retain third party equipment or suppliers to provide such services at its expense and shall be entitled to exercise the remedies provided in Appendix E.

(e)	PGL understands and acknowledges that DM’s business is subject to seasonal and quarterly variations in volume, and PGL agrees that the rate and equipment guarantees provided in this Agreement shall apply and remain effective notwithstanding such volume fluctuations, so long as such variations are generally consistent with those experienced by DM in 2004 as set forth in Appendix F. DM acknowledges that the rate and equipment guarantees provided in this Agreement are based on the assumption that DM will maintain dispatch lead times generally consistent with those set forth in Appendix C. Should DM fail to maintain such lead times, PGL shall use its commercially reasonable efforts to obtain equipment as required by DM operational needs and achieve deliveries in accordance with the service level standards set forth herein, but the additional costs of obtaining such equipment and achieving such standards shall be borne by DM. DM agrees to make a good faith effort to improve dispatch lead times and reduce unplanned spikes in shipment volumes, consistent with the operational needs of its business and customers.

8.	SERVICE LEVEL STANDARD:

a)	PGL shall provide the Services using a standard of care consistent with prevailing standards in the industry, and meeting the key performance indicators (“KPI’s”) set forth in Appendix E. Procedures regarding the KPIs and remedies available to DM upon PGL’s and its Carrier’s failure to achieve them are also set forth in Appendix E.

b)	The KPI’s shall be reviewed on a quarterly basis and adjusted as mutually agreed to by the parties.

9.	PERSONNEL:

a)	PGL shall retain sufficient personnel to perform the Services hereunder. PGL shall perform the Services at such physical locations as mutually agreed and shall schedule staffing consistent with past practice during the Baseline Period. PGL will have a dedicated team at its Dublin, Ohio facility from 7:00 am to 8:00 pm, Eastern Time, Monday through Friday and will have other personnel available for emergency and off-hour inquiries on a 24-hours a day/seven days per week basis. Any PGL personnel working on-site at DM facilities will work one shift during normal working hours at the DM facility with a standard workweek, vacation and sick time. PGL understands that, consistent with past practice during the Baseline Period, DM’s business requires Saturday crews for certain customer shipments and that extra crews may be necessary for quarter ends, special promotions and holidays. As the industry evolves, additional staffing requirements (for example to meet Sunday shipments) may be required. In the event DM reasonably believes that staffing is inadequate to perform the Services, DM shall notify

PGL in writing of its concern. PGL shall review its staffing in good faith and either increase or modify staffing in response to DM’s concern or meet with DM to explain why staffing is adequate to perform the Services; provided, however, that if the additional staffing requirements arise out of changes in business requirements, volumes or other events such that staffing consistent with staffing during the Baseline Period is no longer sufficient, PGL shall not be required to increase its staffing until such time as DM and PGL have agreed on an increased Management Fee to compensate PGL for the costs of the additional staffing.

b)	DM may notify PGL when DM believes an PGL employee providing support to DM is unacceptable for assignment to the provision of Services to DM for any lawful reason, including DM’s reasonable determination that he or she is not qualified to perform the work to which he or she is assigned. DM may not exercise this right on grounds unrelated to job performance or in a manner that obligates PGL to commit an unlawful act. Upon receipt of such notice, PGL will review the issue, will consider reassignment of the employee and will notify DM of the course of action taken. In the event that any such PGL employee is transferred from a position, PGL shall have a reasonable time to replace any such transferred employee.

c)	PGL personnel shall attend DM meetings on a quarterly basis and as otherwise reasonably requested by DM. Routine travel costs shall be considered part of PGL overhead and shall not be billed to DM except as approved in advance by DM.

d)	PGL shall supply office space, equipment, phone lines, software licenses, and other necessary or appropriate work resources as its cost for its employees, except that unless otherwise agreed by the parties, DM shall supply office space, furniture, office supplies, phone and data lines and other necessary or appropriate work resources (other than computers and related software) at DM’s cost for any PGL employee or contractor working on-site with DM’s authorization at a DM facility.

e)	PGL will cause its employees working on-site at DM’s facilities to comply with DM’s published workplace policies related to safety, security, dress code, smoking, working hours, workplace conduct and similar matters.

10.	REPORTING: PGL shall provide such reports provided under the Original Agreement and such other reports as reasonably requested by DM and available to PGL without undue expense, including but not limited to those reports set forth on Appendix A. PGL shall document operating procedures and processes as reasonably requested by DM.

11.	ADDITIONAL SERVICES: Any service requested by DM beyond the scope of the Services shall be subject to such charges as the parties mutually agree in writing in advance.

12.	INDEPENDENT CONTRACTOR: The parties agree and understand that PGL is entering into this Agreement as an independent contractor and that all PGL’s personnel engaged in work to be done under this Agreement are to be considered as employees of PGL under its exclusive control and management. Under no circumstances shall they be construed or considered to be employees of DM. PGL shall indemnify and hold DM harmless from any liability, expenses (including reasonable attorneys’ fees), or claim relating to wages, salaries, benefits, taxes, claims, or other payments to, or with respect to, employees of PGL. PGL shall have no authority under this Agreement to bind DM by any contract except as this Agreement expressly contemplates. This Agreement shall not be deemed to establish a joint venture, brokerage, partnership or agency relationship.

13.	EMPLOYEES:

a)	DM and PGL shall not solicit for employment or employ any of each other’s employees (except for employees terminated by the other party) during the term of, and for a period of one (1) year following termination of this Agreement without the written permission of the other party. A general notice of an employment opportunity, such as placed in a newspaper or web-based job search site, shall not be deemed solicitation for purposes of this paragraph. In the event either party violates this Section 13, the breaching party shall remit to the other party a sum in an amount equal to the subject employee’s salary and cost of benefits over a six (6) month period in addition to and not in lieu of other remedies at law or in equity. Notwithstanding the foregoing, the parties shall reasonably cooperate to assist the other party in meeting its employment needs and transitioning, as appropriate and agreeable, employees from one party to the other.

14.	INDEMNITY:

a)	If PGL enters into contracts with Carriers providing LTL, truckload and intermodal transportation, PGL will use all commercially reasonable efforts to include a provision requiring the Carrier to indemnify, defend, and hold DM and PGL harmless from and against any and all liabilities, claims, losses, costs, expenses (including reasonable attorneys’ fees), judgments, fines or penalties on account of damage of any kind whatsoever (including, but not limited to, personal injury, property damage, or any combination thereof), that any person or persons (including DM or PGL) suffers arising out of the Carrier’s performance of transportation services, except damage or loss to the extent caused by the negligence or willful misconduct of PGL, DM or DM’s customers, suppliers or other contractors.

b)	PGL shall indemnify, defend, and hold DM harmless from and against any and all liabilities, claims, losses, costs, expenses (including reasonable attorneys’ fees), judgments, fines or penalties on account of damage of any kind whatsoever (including, but not limited to, personal injury, property damage, or any combination thereof but excluding any damage or loss of cargo transported hereunder which is governed by Section 17(c)), that any person or persons (including DM or any Carrier) suffers or claims to have suffered caused by PGL’s negligence or breach of any of the terms of this Agreement, except damage or Losses to the extent caused by the acts or omissions of any Carrier, DM or DM’s customers, suppliers or other contractors.

c)	DM shall indemnify, defend, and hold PGL harmless from and against any and all liabilities, claims, losses, costs, expenses (including reasonable attorneys’ fees), judgments, fines or penalties on account of damage of any kind whatsoever (including, but not limited to, personal injury, property damage, or any combination thereof), that any person or persons (including PGL or any Carrier) suffers or claims to have suffered caused by DM’s negligence or breach of any of the terms of this Agreement, except damage or loss to the extent caused by the acts or omissions of PGL or PGL’s Carriers, suppliers or other contractors.

15.	FORCE MAJEURE: Either party to this Agreement shall be free from liability for failing to perform under this Agreement if such failure is caused by Force Majeure Conditions.

16.	INSURANCE:

a)	At all times during the term of this Agreement, PGL shall have and maintain in full force and effect Commercial General Liability (including, but not limited to, contractual liability and products/completed operations liability coverage), Cargo, Automobile, Employee Theft/Fidelity, and Workers’ Compensation insurance with reliable insurance companies that are acceptable to DM. Such insurance shall have minimum limits of liability in the following amounts:

i.	Commercial General Liability: $1,000,000 combined single limit for bodily injury and property damage per occurrence;

ii.	Contingent Cargo: $100,000 per trailer or container;

iii.	Automobile: $1,000,000 combined single limit for bodily injury and property damage per occurrence;

iv.	Employee Theft/Fidelity: $100,000 per claim; and

v.	Workers’ Compensation: statutory limits.

Insurance carriers providing the above insurance shall meet the underwriting requirements of DM’s Risk Management Department and meet the requirements of federal and state regulatory bodies having jurisdiction over PGL’s performance pursuant to this Agreement. All such insurance shall be on an occurrence basis; that is, it shall cover any claim made for injuries or damage arising out of an event occurring during the term of the policy regardless of whether the claim is made after the expiration of the term of the policy. The Contingent Cargo and Employee Theft/Fidelity policies will name DM as a loss payee and the Commercial General Liability and Automobile Liability shall name DM as an additional insured. DM’s status as an additional insured shall cover shipments arranged by PGL for DM but only relating to claims arising out of the operations of freight carriers, and excluding any claims, including damage or loss to freight, arising out of or contributed to by the additional insured’s negligence or willful misconduct. The policy or policies evidencing such insurance shall contain a clause that the insurer will not cancel or change coverage of the insurance without first giving DM thirty (30) days’ prior written notice. Before commencement of any Services under this Agreement and from time to time thereafter upon expiration of any such certificates, PGL shall deliver to DM certificates of such insurance evidencing the coverage set forth above.

b)	PGL shall verify that the truckload Carriers have Cargo Insurance in an amount of not less than $100,000 per container or trailer; Automobile Insurance in an amount of not less than $1,000,000 per occurrence and Workers’ Compensation with the limits required by applicable statute issued by reliable insurance companies. PGL’s contract with the truckload Carriers will require that the Carrier’s insurance companies has an AM Best rating of B+, VIII. Before a Carrier commences providing any transportation services, PGL shall obtain an insurance certificate from the Carrier evidencing the foregoing coverage and will obtain updated certificates annually.

17. RISK OF LOSS

(a)	PGL shall process cargo claims for DM in accordance with past practice during the Baseline Period as further provided in Appendix A.

(b)	If PGL enters into contracts with motor Carriers, PGL will use all commercially reasonable efforts to require such Carriers to assume the liability of a common carrier for full actual loss of cargo, subject to the provisions of the 49 U.S.C 14706 (or successor regulation to such Carmack Amendment) and to process claims in accordance with 49 CFR Part 370 (claim regulations) for any loss, damage or delay to Shipper’s cargo while in its possession, up to a maximum liability of $100,000 per container or trailer. Rail Carriers will process and pay cargo claims in accordance with and subject to 49 C.F.R. 1005 and their respective circulars, tariffs, directories and policies as in effect at the time of the cargo loss or damage (each a “Rail Circular”).

(c)	PGL will only be liable for loss or damage to cargo to the extent (on a comparative basis) that PGL’s own negligence or willful misconduct (not the acts or omissions of any Carrier) in arranging for transportation of the cargo was the proximate cause of the cargo loss or damage, subject to a maximum limitation of liability of $100,000 per container or trailer. PGL shall have no liability to DM or any third party, including DM’s customers, for the use of modes, carriers, and routings when PGL performs according to directions and instructions of DM.

(d)	PGL will not be liable and U.S. or Canadian Carriers generally provide that they are not liable for cargo loss or damage that occurs while the cargo is in the possession of an international or domestic Carrier in Mexico. Furthermore, PGL does not assume any liability for, and its insurance coverage does not extend to cover shipments outside the United States or Canada.

(e)	In the event of a loss, damage, overage or shortage, PGL agrees to notify DM of such incident within one (1) Business Day of notification by the Carrier. PGL will use commercially reasonable efforts to include in its contracts with Carriers that the Carrier will notify PGL immediately (no later than one (1) Business Day) after it becomes aware of any loss, damage, overage or shortage.

18. NON-DISCLOSURE: DM acknowledges that during the course of this Agreement, it will be given or otherwise obtain confidential information of PGL, including PGL’s routings, electronic systems, trade and business secrets, proprietary information, and other matters relating to the Services and the know-how, procedures and techniques that PGL uses to perform the Services. DM shall keep all such information confidential and shall not disclose such information to any third party without PGL’s written consent, provided, however, that DM may disclose such information to the extent DM is required to do so by applicable federal, state, or local law, regulation or court order; provided that DM promptly notifies PGL in writing prior to making such disclosure in order to facilitate PGL’s seeking a protective order or other appropriate remedy from the proper authority, and DM agrees to cooperate in seeking such order or other remedy. If such protective order or other remedy is not obtained, DM will furnish only that portion of the information which is legally required, and will exercise all reasonable efforts to obtain reliable assurances that confidential treatment will be afforded such information.

PGL acknowledges that during the course of this Agreement it will be given or otherwise obtain confidential information of DM including all transaction information, product pricing, customer lists, product recalls, production volumes, product specifications, vendor carrier rate and service agreements, trade and business secrets, proprietary information, communications systems, computer software and programs, and other matters relating to DM ’s products, sales & marketing strategies, and customers. PGL shall keep all such information confidential and shall not use the same for its own purposes nor shall it disclose such information to any other party unless necessary to perform the Services without DM’s written consent, provided, however, that PGL may disclose such information to the extent PGL is required to do so by applicable federal, state, or local law, regulation or court order; provided that PGL promptly notifies DM in writing prior to making such disclosure in order to facilitate DM’s seeking a protective order or other appropriate remedy from the proper authority, and PGL agrees to cooperate in seeking such order or other remedy. If such protective order or other remedy is not obtained, PGL will furnish only that portion of the information which is legally required, and will exercise all reasonable efforts to obtain reliable assurances that confidential treatment will be afforded such information.

In the event of termination of this Agreement, both parties shall extend the nondisclosure and confidentially of this Agreement for a period of one year.

Neither party will issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other party.

19. OWNERSHIP: The parties acknowledge and agree that all computer software, hardware, source codes, and data, other than data or equipment originating at DM and its transportation vendors, in use at PGL’s offices for the purpose of this Agreement, are the property of PGL. Additionally, any software, designed, purchased, created or developed by PGL remains the sole property of PGL or the licenser of such software, for its own purposes. PGL shall have all ownership rights associated herewith and may use the same software programs, source codes, and data, other than originating at DM its transportation vendors, for other PGL business, including but not limited to, offering the same dispatching and other transportation related services to other customers of PGL, all without hindrance or objection from DM, but only to the extent that PGL does not disclose confidential information of DM.

20. NOTICES: All notices or other communications pursuant to this Agreement shall be in writing and shall be deemed to be sufficient if delivered personally, by facsimile, sent by nationally-recognized, overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

Pacer Global Logistics
6805 Perimeter Drive
Dublin, OH 43016
Attn: President, Supply Chain Services Division

      And at DM at:

Del Monte Corporation
One Market @The Landmark
San Francisco, CA 94105
Attn: EVP, Operations

All such notices and other communications shall be deemed to have been given and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of delivery by facsimile, on the date of such delivery (if sent on a Business Day where sent, or if sent on a day other than a Business Day where sent, on the next Business Day after the date sent), (iii) in the case of delivery by nationally-recognized, overnight courier, guaranteeing next Business Day delivery, on the next Business Day where sent following dispatch, and (iv) in the case of mailing, on the third Business Day where sent next following such mailing.

21.	ASSIGNMENT: This Agreement shall inure to the benefit and be binding upon the successors and assigns of the parties hereto, provided neither party to this Agreement shall assign its interest or obligations in this Agreement, including but not limited to the assignment of any moneys due and payable, without the prior written consent of the other party. Notwithstanding the foregoing, either party may assign this Agreement to the purchaser of all or substantially all of its business, provided, however, that written notice shall be given to the other party at least sixty (60) days prior to the consummation of such purchase and the other party shall have twenty (20) days to issue a notice of non-consent to such assignment based upon reasonable concerns as to the creditworthiness of the assignee, the volumes of Transactions of the assignee, changes in business requirements due to the assignment or the status of the assignee as a competitor of the objecting party. If this Agreement is assigned in connection with any merger, sale, acquisition, consolidation or similar transaction (each an “Acquisition”), PGL will continue to perform this Agreement, including but not limited to honor the Benchmark Rates, with respect to volumes of Transactions associated with the DM business in effect before the Acquisition but, unless PGL has affirmatively agreed to extend the terms of this Agreement to the assignee, PGL shall not be obligated to perform this Agreement, including but not limited to honoring the Benchmark Rates, with respect to volumes of Transactions that are derived from the Acquisition.

22.	SEVERABILITY: Any provision of this Agreement that is prohibited or unenforceable by law shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions of this Agreement.

23.	WARRANTY OF AUTHORITY: Each individual signing this Agreement on behalf of a party represents and warrants that, as of his execution of this Agreement, he has the express authority to execute Agreement on behalf of that party.

24.	COMPLIANCE WITH LAWS: Each party shall comply with (and PGL shall direct the Carriers retained by it to comply with) all federal, state, and local laws applicable to the transportation of commodities under this Agreement (including but not limited to the federal Sanitary Food Transportation Act, the federal Food, Drug and Cosmetic Act, and similar state laws) and with all applicable tariffs, standards and rules issued by any duly constituted regulatory body having jurisdiction over the operations conducted under this Agreement. PGL acknowledges that the products shipped hereunder may include food products for human and animal consumption, and PGL agrees to follow all regulatory procedures applicable to products intended for human or animal consumption.

25.	ACCOUNTING STANDARDS; RECORDS:

a)	PGL shall maintain all accounting records contemplated by this Agreement in accordance with generally accepted accounting principles consistently applied. PGL shall maintain a copy of all shipping instructions, bills of lading, proofs of delivery, Carrier payment and insurance records, freight claims and shipment records pertinent to this Agreement and commodities carried hereunder for at least three (3) years following the transaction or payment to which such record(s) relates. If PGL enters into an agreement with a motor carrier or freight broker, such contract will require the carrier or broker to retain copies of all bills of lading, proofs of delivery, equipment interchange reports, freight bills and other shipping documents as required by 49 C.F.R. § 379. DM and its representatives shall have the right to inspect and copy such records maintained by PGL during normal business after written notice to PGL. PGL will make such records available within three (3) Business Days of receipt of DM’s notice or such longer period as necessary to retrieve such records. As reasonably requested by DM, PGL shall demonstrate to DM that it has appropriate internal controls in place with respect to financial transactions affecting DM (including payments to Carriers) or bank accounts maintained on DM’s behalf. For purposes of validating compliance with the Sarbanes-Oxley Act of 2002, Section 404, unless PGL is able to provide a SAS 70, Type 2 internal controls report of a reasonable scope prepared by a nationally recognized accounting firm covering a period of greater than six months and including at least one month of the last six months of DM’s Fiscal Year, DM or its designated accountants shall have the right to audit such controls on an annual basis and PGL agrees to discuss and reasonably consider control improvements reasonably requested by DM. DM will provide PGL with at least thirty (30) days prior written notice of its intent to perform the controls audit, will agree with PGL on a schedule for the audit and will conduct the audit during normal business hours. In the event an inspection of records by DM discloses additional savings to which DM or PGL was entitled, costs or payments contrary to the terms of this Agreement, overpayments or unidentified payment(s) and the time limits on such disputes regarding savings, payments or costs otherwise set forth in this Agreement have not expired, the party receiving the benefit of such mistake shall promptly refund to the other such amounts.

b)	PGL acknowledges that failure to promptly release records to DM in accordance with Sections 1 and 25 hereof may cause irreparable harm to DM, and that DM shall be entitled to immediate injunctive relief to obtain such records in addition to other remedies available at law.

26.	GOVERNING LAW AND JURISDICTION: This is Agreement shall be governed by the laws of the State of Delaware, without reference to the conflict of laws principles thereof.

27.	ENTIRE AGREEMENT; GENERAL PROVISIONS; DEFINITIONS: This Agreement, with all Appendices attached hereto, constitutes the entire understanding between PGL and DM and supersedes the Original Agreement. Any amendments or modifications to this Agreement shall be in writing signed by a duly appointed representative of each party. Any amendments or modifications to this Agreement shall be in writing signed by a duly appointed representative of each party. No waiver, amendment, or modification of any provisions of this Agreement will be binding unless in writing signed by the duly authorized representative of the party intended to be bound. Any party’s failure to enforce strictly any provision of this Agreement will not be construed as a waiver or as excusing the other party from future performance in accordance with this Agreement. The use in this Agreement of the word “including” means “including, without limitation.” The language used in this Agreement has been chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party.

28.	DISPUTE RESOLUTION:

a)	All disputes, whether sounding in contract, tort or otherwise, arising out of or relating to this Agreement, including but not limited to the arbitrability of a party’s claim or dispute or the breach of this provision, shall be resolved pursuant to the provisions of this Section 28 exclusively.

b)	The parties intend to expeditiously and amicably resolve any and all disputes that may arise between them. Within fifteen (15) days after receipt by either party of written notice from the other party of the existence of a dispute, the party receiving the notice shall deliver to the other party a written response. The foregoing notice and response shall describe the nature and circumstances of the dispute, state the party’s position with respect to the dispute and summarize the evidence and arguments supporting the position. The managers participating in the dispute shall arrange to meet, in person or by teleconference, at a mutually agreeable time and location as soon as practicable and shall diligently attempt to resolve the dispute over the next fifteen (15) days following receipt of the response. If the parties’ participating managers are not able to resolve the dispute within this fifteen (15) day period, either party may submit the dispute to PGL’s President of the Supply Chain Services Division and DM’s Vice President, Supply Chain (or any commensurate positions in existence from time to time). The submission shall be accompanied by the original notice of dispute and response thereto and any additional evidence and arguments that may be relevant. The designated executives shall then arrange to meet, in person or by teleconference, at a mutually agreeable time and location as soon as practicable and shall diligently attempt to resolve the dispute over the next fifteen (15) days following submission of the dispute to them. If such executives do not agree upon a decision within fifteen (15) days after submission of the dispute to them, or such longer time as they may agree upon, then either party may, by providing a notice of arbitration to the other party, submit the dispute to arbitration in accordance with the following provisions.

c)	All disputes described in Section 28a of this Agreement which are not resolved under Section 28b of this Agreement shall be submitted for final resolution pursuant to the Commercial Arbitration Rules of the American Arbitration Association then in effect, and the parties hereby consent to the entry of judgment by any court of competent jurisdiction with respect to the decision of the arbitrator(s). The provisions of this Agreement shall control if they conflict with the Commercial Arbitration Rules. The arbitration shall be before an arbitrator selected in accordance with the Commercial Arbitration Rules. Any decision of the arbitrator shall be rendered within thirty (30) days after the completion of the presentation of evidence and witnesses. The arbitrator shall have the authority to award costs, such as pre-award interest, post award interest, expert fees and attorneys fees as deemed equitable considering the circumstances, the outcome of the arbitration and the conduct of the parties, but shall not have the authority to award indirect, special, consequential or punitive damages or to issue equitable relief. Subject to the arbitrator’s power to award costs, each party shall be responsible for the expenses, fees and costs of the arbitrator. Any non-telephonic arbitration shall be held in Pittsburgh, Pennsylvania.

d)	The parties agree that the only circumstances in which the parties may initiate judicial proceedings under this Agreement are to obtain injunctive relief in connection with a breach of the confidentiality obligations or arbitration provision hereunder. In any judicial proceeding to enforce this Section 28, the only issues to be determined will be the existence of an agreement to arbitrate and the failure of a party to comply with such agreement, and those issues will be determined summarily by the court without a jury.

e)	Pending resolution of any dispute brought in good faith, each party will continue to perform its obligations under this Agreement, including, but not limited to, the payment of all amounts due to the other party that are not in dispute, provided that the other party also continues to perform its obligations under this Agreement.

29. BOARD APPROVAL: This Agreement shall be subject to the approval of the DM Board of Directors in its sole discretion. In the event this Agreement is not approved by the DM Board of Directors, the Agreement shall be considered void and of no effect and the Original Agreement shall recommence and be deemed to be amended to remain in effect until superseded or terminated upon one hundred-eighty (180) days prior written notice. In the event PGL has commenced performing services for DM following the execution of this Agreement but prior to Board approval, DM shall be liable to PGL for its actual documented costs in performing such services, including but not limited to costs incurred to develop SOPs, systems changes and other activities during the Implementation Period, but shall have no further legal obligation hereunder. DM agrees to submit this Agreement to its Board no later than the next regularly scheduled in-person meeting of the Board, which is currently scheduled for March 31, 2005.

30. COUNTERPARTS AND FACSIMILE EXECUTION. This Agreement may be executed in two or more counterparts, and each such counterpart shall be an original instrument, but all such counterparts taken together shall be considered one and the same agreement, effective when one or more counterparts have been signed by each party and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Any signed counterpart delivered by facsimile shall be deemed for all purposes to constitute such party’s good and valid execution and delivery of this Agreement.

31. DISASTER RECOVERY. During the term of this Agreement, PGL will maintain disaster recovery capabilities that will allow for recovery of systems supporting DM’s business within 72 hours and the capability of manually processing DM Transactions until the systems are recovered.

IN WITNESS WHEREOF, the parties have executed duplicate counterparts of this Agreement to be effective as of the date first written above.

PACER GLOBAL LOGISTICS, INC. (PGL)

By:	/Mike Fielden/ Mike Fielden

Title:	President, Supply Chain Services Division

Dated:	March 14, 2005

DEL MONTE CORPORATION (DM)

By:	/Nils Lommerin/ Nils Lommerin

Title:	Executive Vice President, Operations

Dated:	April 4, 2005